Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

May 23, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of lndia Limited

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/Madam,

Sub: Newspaper advertisement for registration of e-mail address and updation of bank details of shareholders.

Pursuant to Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015 please find enclosed the copies of newspaper advertisement published in English and Regional newspapers (Telugu) regarding registration of e-mail address and updation of bank details of shareholders.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl : as above

BUSINESS STANDARD – MAY 22, 2021

NAVA TELANGANA – MAY 22, 2021